[redacted]

SEC Mail Processing Section

SECURITIES W

11023465

NOV 16 2011

Washington, DC 105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 47788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2010 (MM/DD/YY) AND ENDING September 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equibond, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Century Park East Suite 1470
(No. and Street)

Los Angeles (City) California (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Lustig (310) 260-6003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay Lustig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equibond, Inc., as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of PA
County of Westmoreland
Subscribed and sworn to (or affirmed) before me on this 14 day of October 2011 by ______ proved to me on the basis of satisfactory evidence to be the person who appeared before me

Notary Public

Signature

President
Title

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Rhonda L. Hotzel, Notary Public
Rostraver Twp., Westmoreland County
My Commission Expires Dec. 31, 2013
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Equibond, Inc.:

We have audited the accompanying statement of financial condition of Equibond, Inc. (the Company) as of September 30, 2011, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equibond, Inc. as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 15, 2011

Equibond, Inc.
Statement of Financial Condition
September 30, 2011

Assets

Cash and cash equivalents	$	46,341
Receivable from clearing organizations		20,695
Deposit with clearing organization		139,001
Marketable securities, at market value		7,142
Receivable from related party		382,675
Furniture and equipment, net		12,290
Deferred tax asset		11,856
Non-marketable securities		7,200
Other assets		600
Deposit		7,391
Total assets	$	635,191

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	5,210
Commissions payable		12,861
Employee compensation and benefits payable		7,232
Payable to clearing organization		1,240
Deferred tax payable		2,331
Income taxes payable		1,600
Total liabilities		30,474

Commitments and contingencies

Stockholder's equity

Common stock, no par value, 100,000 shares authorized, 5,000 shares issued and outstanding		50,000
Additional paid-in capital		647,000
Accumulated deficit		(92,283)
Total stockholder's equity		604,717
Total liabilities and stockholder's equity	$	635,191

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Income
For the Year Ended September 30, 2011

Revenues		
Commissions	$	19,492
Net inventory and investment gains (losses) - proprietary		(156,450)
Net inventory and investment gains (losses) - riskless		1,165,277
Interest & dividends		10,287
Other income		5,196
Total revenues		1,043,802
Expenses		
Employee compensation and benefits		196,126
Commissions, trading fees and floor brokerage		446,410
Communications		108,445
Occupancy and equipment rental		89,238
Taxes, other than income taxes		11,124
Interest		3,795
Other operating expenses		157,029
Total expenses		1,012,167
Net income (loss) before income tax provision		31,635
Income tax provision		14,221
Net income (loss)	$	17,414

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2011

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at September 30, 2010	$ 50,000	$ 647,000	$ (109,697)	$ 587,303
Net income (loss)	-	-	17,414	17,414
Balance at September 30, 2011	$ 50,000	$ 647,000	$ (92,283)	$ 604,717

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended September 30, 2011

	Amount
Balance at September 30, 2010	$ -
Increase:	
Issuance of subordinated notes	
Accrual of interest	-
Decrease:	
Payment of subordinated notes	
Payment of interest	-
Balance at September 30, 2011	$ -

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2011

Cash flow from operating activities:		
Net income (loss)		$ 17,414
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 6,716	
(Increase) decrease in assets:		
Receivable from clearing organizations	51,615	
Deposit with clearing organization	27,837	
Marketable securities, at market value	14,437	
Receivable from related party	(382,675)	
Deferred tax asset	14,467	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	3,925	
Commissions payable	(7,724)	
Employee compensation and benefits payable	257	
Payable to clearing organization	317	
Deferred tax payable	(824)	
Income taxes payable	(290)	
Total adjustments		(271,942)
Net cash and cash equivalents provided by (used in) operating activities		(254,528)
Cash flow from investing activities:		
Purchase of furniture and equipment	(844)	
Purchase of non-marketable securities	(7,200)	
Net cash and cash equivalents provided by (used in) investing activities		(8,044)
Net cash and cash equivalents provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		(262,572)
Cash and cash equivalents at beginning of year		308,913
Cash and cash equivalents at end of year		$ 46,341
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 3,795	
Income taxes	$ 2,000	

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Notes to Financial Statements
September 30, 2011

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Equibond, Inc. (the "Company") was incorporated in the State of California on September 19, 1994. In April, 1995, the Company registered as a broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services. These classes include retailing of corporate OTC equities, corporate debt securities and trading on its own account. The Company is also authorized a muncipal securities broker and option writer. The Company does not hold customer funds and/or securities. The Company has over 280 clients.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivable from clearing organizations represents commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company separates the net inventory and investment gains (losses) between proprietary and riskless pursuant to Rule 9-04 of the SEC Regulation S-X. The riskless amount represents the revenue generated from trades on the accounts of customers. For the year ended September 30, 2011, the net inventory and investment gains (losses), riskless is $1,165,277, which is included on the Statement of Income.

Equibond, Inc.

Notes to Financial Statements

September 30, 2011

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through DATE OF APPROVAL, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: RECEIVABLE FROM CLEARING ORGANIZATIONS

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of September 30, 2011, the receivable from clearing organizations $20,695 are pursuant to these clearance agreements.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Wedbush, Inc. ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2011 was $139,001.

Note 4: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consist of corporate equities. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At September 30, 2011, these securities are carried at their fair market value of $7,142. The accounting for the mark-to-market on proprietary account is included in the Statement of Income as net investment losses of $156,450.

Securities, at market value consists of the following

NDAQ Stock	$	6,942
Options		200
Total	$	7,142

Note 5: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Furniture and Fixtures	$	119,480	7 -10
Machinery and equipment		70,347	3 -5
Total cost of furniture and equipment		189,827	
Less: accumulated depreciation		(177,537)	
Furniture and equipment, net	$	12,290	

Depreciation expense for the year ended September 30, 2011 was $6,716.

Note 6: INCOME TAXES

		Current		Deferred		Total
Federal	$	-	$	7,699	$	7,699
State		2,400		4,122		6,522
Total income tax expense (benefit)	$	2,400	$	11,821	$	14,221

Note 6: INCOME TAXES
(Continued)

The Company has available at September 30, 2011, certain federal and state net operating losses (NOLs), which can be carried forward to offset future taxaxble income. The Federal NOLs expires in 20 years and the states NOLs expire in three (3) to five (5) years.

Note 7: RECEIVABLE FROM RELATED PARTY

The Company's sole shareholder owns 100% of JHL Holdings Company. In addition, the Company's sole shareholder and JHL Holdings Company are the only two members of Equibond, LLC ("Equibond"). Prophecy Partners, LP ("Prophecy") is a hedge fund managed by Equibond. Both the Company's sole shareholder and Equibond are limited partners of Prophecy. Prophecy has a customer account with the Company. For the year ended September 30, 2011, the Company earned $720 from trades executed for the Prophecy Account.

These receivables consist of the following:

Loan to shareholder	$ 364,427
Receivable from Equibond	18,248
	$ 382,675

The Company entered into a promissory note with its sole shareholder, whereby the Company receives interest, at a rate of 2% per annum. For the year ended Septmber 30, 2011, interest receivable of the note on $7,146 and is included in the balance of the loan to shareholders account.

The Company paid expenses on behalf of Equibond and at September 30, 2011, $18,248 is owed to the Company.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 8: NON-MARKETABLE SECURITIES

Non-marketable securities consists of restricted preferred stock, which is valued at $7,200 at September 30, 2011.

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office space under a non-cancellable lease which commenced March 10, 2005. The second amendment of the agreement extended the term of the lease until April 30, 2014.

At September 30, 2011, the minimum annual payments are as follows:

Year Ending September 30,	
2012	$ 84,636
2013	87,315
2014	51,731
2015 & thereafter	-
	$ 223,682

Current year occupancy expense is $82,791.

Based on the second amendment, the Company has a rent deferral amount of $6,763. However, this amount includes late charges and interest which will be due immediately if the Company commits a material default on the lease agreement.

The sole shareholder of the Company is also the Guarantor on the lease.

Equibond, Inc.

Notes to Financial Statements

September 30, 2011

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending September 30, 2011, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2009-01	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105) - a Replacement of FASB Statement No. 162	After September 15, 2009
2010-06	Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements	After December 15, 2009
2010-09	Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements	After February 24, 2010
2009-16	Accounting for Transfers of Financial Assets (ASC 860) - an Interpretation of FASB Statement No. 140	After November 15, 2009
2009-17	Consolidations (ASC 810) - Improvements to Financial	After November 15, 2009

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2011, the Company had net capital of $181,564 which was $81,564 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($30,474) to net capital was 0.17 to 1, which is less than the 15 to 1 maximum allowed.

Equibond, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2011

Computation of net capital		
Common stock	$ 50,000	
Additional paid-in capital	647,000	
Accumulated deficit	(92,283)	
Total stockholder's equity		$ 604,717
Less: Non-allowable assets		
Receivable from related party	(382,675)	
Furniture and equipment, net	(12,290)	
Deferred tax asset	(11,856)	
Non-marketable securities	(7,200)	
Other assets	(600)	
Deposit	(7,391)	
Total non-allowable assets		(422,012)
Net capital before haircuts		182,705
Less: Haircuts on securities		
Haircut on marketable securities	(1,141)	
Total haircuts on securities		(1,141)
Net Capital		181,564
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,032	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 81,564
Ratio of aggregate indebtedness to net capital	0.17 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30, 2011.

See independent auditor's report

Equibond, Inc.
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2011

A computation of reserve requirements is not applicable to Equibond, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Equibond, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of September 30, 2011

Information relating to possession or control requirements is not applicable to Equibond, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Equibond, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2011

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Equibond, Inc.:

In planning and performing our audit of the financial statements of Equibond, Inc. (the Company), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland Seattle

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 15, 2011

Equibond, Inc.

Report on the SIPC Annual Assessment

Pursuant to rule 17a-5 (e) 4

For the Year Ended September 30, 2011

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Equibond, Inc.

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Equibond, Inc. ("the Company") for the year ended September 30, 2011. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended September 30, 2011, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Equibond, Inc. taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 15, 2011

Equibond, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended September 30, 2011

		Amount
Total assessment	$	2,959
SIPC-6 general assessment Payment made on April 29, 2011		(1,891)
SIPC-7 general assessment Payment made on November 4, 2011		(1,068)
Total assessment balance (overpaymment carried forward)	$	-

SEC
Mail Processing
Section

NOV 16 2011

Washington, DC
105

Equibond, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2011